As filed with the Securities and Exchange Commission on February 6, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2001

General Geophysics Company
 (Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F_______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -            .)

Amendments reflecting changes from our Report on Form 6-K, as filed with the Securities and Exchange Commission on November 14, 2001, are indicated by double brackets.

TABLE OF CONTENTS

Page
FORWARD-LOOKING STATEMENTS	3
PART I
Item 1: UNAUDITED FINANCIAL STATEMENTS	4
Unaudited Interim Consolidated Balance Sheets as of September 30, 2001 and December 31, 2000	4
Unaudited Interim Consolidated Statements of Operations for the three months ended September 30, 2001 and 2000 and for the nine months ended September 30, 2001 and 2000	5
Unaudited Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2001 and 2000	6
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the year ended December 31, 2000 and the nine months ended September 30, 2001	7
[[Notes to Unaudited Interim Consolidated Financial Statements]]	8
Item 2: [[MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS]]	20
Item 3: [[QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK]]	29
PART II
Item 1: LEGAL PROCEEDINGS	30
Item 2: CHANGES IN SECURITIES AND USE OF PROCEEDS	30
Item 3: DEFAULTS UPON SENIOR SECURITIES	30
Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	30
Item 5: OTHER INFORMATION	32
Item 6: EXHIBITS AND REPORTS ON FORM 6-K	32

FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

PART I

Item 1:     UNAUDITED FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

	September 30, 2001		December 31, 2000
	(unaudited)

	U.S.$	€	€

	(amounts in millions)
ASSETS
Current assets
Cash and cash equivalents	44.7	49.1	60.1

Trade accounts and notes receivable	192.1	211.1	265.2

Inventories and work-in-progress	101.8	111.9	90.9

Other current assets	55.8	61.3	51.0

Total current assets	394.4	433.4	467.2

Long term receivable and other investments	28.8	31.7	9.0

Investments in and advances to companies under the equity method	50.0	54.9	49.2

Property, plant and equipment	247.3	271.8	140.7

Goodwill and intangible assets	164.5	180.8	173.2

Total assets	885.0	972.6	839.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	8.4	9.2	12.7

Current portion of long-term debt	24.0	26.4	20.8

Trade accounts and notes payable	81.6	89.7	99.4

Accrued payroll costs	48.8	53.6	47.7

Income taxes payable	22.6	24.8	17.9

Advance billings to customers	8.8	9.7	19.0

Other current liabilities	42.3	46.5	42.8

Total current liabilities	236.5	259.9	260.3

Long-term debt	229.8	252.6	231.0

Other long-term liabilities	20.8	22.9	27.3

Total long-term liabilities	250.6	275.5	258.3

Minority interest	0.0	0.0	0.0

Common stock, 23,998,369 shares authorized 11,680,718 shares with a € 2 nominal value issued and outstanding at September 30, 2001;10,086,389 at December 31, 2000; 9,647,772 at September 30, 2000	21.3	23.4	15.4

Additional paid-in capital	316.2	347.5	329.0

Amount receivable from shareholders	0.0	0.0	0.0

Retained earnings	49.5	54.4	(18.3)

Net income (loss) for the period	(2.6)	(2.9)	(12.0)

Accumulated other comprehensive income	13.5	14.8	6.6

Total shareholders’ equity	397.9	437.2	320.7

Total liabilities and shareholders’ equity	885.0	972.6	839.3

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the Noon Buying Rate in New York City on September 28, 2001, which was equivalent to €1.099 for each U.S. dollar.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,			Three months ended
	(unaudited)			September 30, (unaudited)

	2001	2001	2000	2001	2000

	U.S.$	€	€	€	€
	(amounts in millions, except per share data)
Operating revenues	506.6	556.8	440.4	178.7	144.9

Cost of operations	(407.9)	(448.3)	(371.9)	(138.6)	(122.5)

Gross profit	98.7	108.5	68.5	40.1	22.4

Research and development expenses — net	(23.9)	(26.3)	(20.2)	(9.8)	(6.9)

Selling, general and administrative expenses	(58.2)	(64.0)	(66.4)	(21.5)	(22.7)

Other revenues (expenses)	1.3	1.4	(0.7)	(0.2)	(0.5)

Operating income (loss)	17.9	19.6	(18.8)	8.6	(7.7)

Interest and other financial income and expense (net)	(16.2)	(17.8)	(10.1)	(6.1)	(4.1)

Exchange gains (losses) — net	(1.2)	(1.3)	—	1.1	1.8

Equity in income (losses) of investees	6.2	6.8	1.5	2.2	0.6

Income (loss) before income taxes and minority interest	6.7	7.3	(27.4)	5.8	(9.4)

Income taxes	(9.3)	(10.2)	(8.4)	(3.6)	(2.7)

Minority interest	—	—	3.0	—	1.4

Net income (loss)	(2.6)	(2.9)	(32.8)	2.2	(10.7)

Comprehensive income (loss) :
Net income (loss)	(2.6)	(2.9)	(32.8)	2.2	(10.7)

Foreign currency translation adjustments	6.2	6.8	15.5	(20.0)	10.1

Unrealized gain (loss) on hedge transaction	1.3	1.4	—	1.8	—

Comprehensive income (loss)	4.9	5.3	(17.3)	(16.0)	(0.6)

Weighted average number of shares outstanding	11,567,984	11,567,984	9,281,000	11,679,820	9,291,329

Dilutive potential shares from stock-options	59,240	59,240	98,962	11,530	131,696

Dilutive weighted average number of shares outstanding	11,627,224	11,627,224	9,379,962	11,691,350	9,423,025

Net income (loss) per share
Basic	(0.22)	(0.25)	(3.53)	0.19	(1.15)

Diluted	(0.22)	(0.25)	(3.53)	0.19	(1.15)

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the Noon Buying Rate in New York City on September 28, 2001, which was equivalent to €1.099 for each U.S. dollar.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30, (unaudited)

	2001	2001	2000

	U.S. $	€	€

	(amounts in millions)
Cash flows from operating activities
Net income (loss)	(2.6)	(2.9)	(32.8)

Depreciation and amortization	52.0	57.1	52.6

Multi-client surveys amortization	43.8	48.1	48.1

Net loss (gain) on sale of assets	(0.4)	(0.4)	(0.1)

Deferred income taxes	(0.3)	(0.3)	0.0

Minority interest	0.0	0.0	(3.0)

Equity in income of investees, net of dividends	(4.7)	(5.2)	(1.1)

Increase (decrease) in other long-term liabilities	(4.9)	(5.4)	1.5

Other non-cash items	11.5	12.6	5.7

Increase/decrease in operating assets and liabilities:

(Increase) decrease in trade accounts and notes receivable	29.8	32.8	(10.1)

(Increase) decrease in inventories and work in progress	(17.4)	(19.1)	(18.9)

(Increase) decrease in other current assets	(10.9)	(12.0)	0.9

Increase (decrease) in trade accounts and notes payable	(8.9)	(9.8)	2.5

Increase (decrease) in other current liabilities	5.8	6.4	(13.5)

Net cash provided by operating activities	92.8	101.9	31.8

Cash flows from investing activities
Purchases of property, plant and equipment(a)	(32.7)	(35.9)	(19.2)

Investments in multi-client surveys	(49.6)	(54.5)	(75.0)

Proceeds from sale of assets	3.2	3.5	3.9

Cash paid for acquired businesses, net of cash acquired	(27.0)	(29.7)	0.0

Investments in and advances to companies under the equity method	0.0	0.0	(0.4)

Decrease (increase) in other investments	(0.6)	(0.7)	(0.3)

Net cash used in investing activities	(106.7)	(117.3)	(91.0)

Cash flows from financing activities
Repayment of long-term debt	(101.6)	(111.7)	(337.7)

Issuance of long-term debt	115.6	127.0	391.0

Repayment of capital lease obligations	(7.0)	(7.7)	(12.2)

Government research grants received	0.1	0.1	0.0

Government research grants repaid	(1.0)	(1.1)	(1.1)

Increase (decrease) in bank overdrafts	(3.1)	(3.4)	0.3

Net proceeds from capital increase	0.2	0.2	0.8

Contribution from minority shareholders	0.0	0.0	1.9

Net cash provided by (used in) financing activities	3.2	3.4	43.0

Effects of exchange rate changes on cash	1.0	1.1	0.8

Net increase (decrease) in cash and cash equivalents	(9.7)	(10.9)	(15.4)

Cash and cash equivalents at beginning of year	54.4	60.0	64.5

Cash and cash equivalents at end of period	44.7	49.1	49.1

(a) not including equipment acquired under capital leases	5.4	5.9	6.3

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the Noon Buying Rate in New York City on September 28, 2001, which was equivalent to €1.099 for each U.S. dollar.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES
IN CONSOLIDATED SHAREHOLDERS’ EQUITY

				Amount			Accumulated
			Additional	receivable			other	Total
	Number of	Share	paid-in	from	Comprehensive	Retained	comprehensive	shareholders’
	shares issued	capital	capital	shareholders	income	Earnings	income	equity

	(in € millions, except for number of shares and U.S. dollar amounts)
Balance at January 1, 2000	9,273,384	14.1	274.1	(0.3)		(18.3)	—	269.6

Capital increase	813,005	1.3	54.9	0.3				56.5

Net income					(12.0)	(12.0)		(12.0)

Foreign currency translation					6.6		6.6	6.6

Other					—

Other comprehensive income					6.6

Comprehensive income					(5.4)

Balance at December 31, 2000	10,086,389	15.4	329.0	—		(30.3)	6.6	320.7

Capital increase	1,594,329	8.0	100.8					108.8

Net income					(2.9)	(2.9)		(2.9)

Foreign currency translation					6.8		6.8	6.8

Other			(82.3)		1.4	84.7	1.4	3.8

Other comprehensive income					8.2

Comprehensive income					5.3

Balance at September 30, 2001	11,680,718	23.4	347.5	—		51.5	14.8	437.2

Balance at September 30, 2001 (in millions of U.S. dollars)		21.3	316.2	—		46.9	13.5	397.9

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the Noon Buying Rate in New York City on September 28, 2001, which was equivalent to €1.099 for each U.S. dollar.

[[COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Notes to Unaudited Interim Consolidated Financial Statements

Note 1 — Summary of significant accounting policies

     The accounting principles applied by COMPAGNIE GÉNÉRALE de GÉOPHYSIQUE, S.A. (the “Company”) and its subsidiaries (together, the “Group”) in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in the United States (“GAAP”).

     The accompanying unaudited interim financial statements have been prepared in accordance with GAAP for interim financial information, as well as in accordance with Article 10 of Regulation S-X.

     Accordingly, the information and footnotes required by GAAP for complete financial statements are not included. In Management’s opinion, all adjustments considered necessary for a fair presentation of unaudited interim financial statements are included. Operating results for interim periods reflected do not necessarily indicate the results that may be expected for a full fiscal year. You should read these unaudited interim financial statements in conjunction with the financial statements and the accompanying notes in Company’s Annual Report of Form 20-F for the year ended December 31, 2000.

     The accounting principles and the methods of computation applied to the unaudited interim financial statements are in conformity with those used for the statements of the previous years.

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the Noon Buying Rate in New York City on September 28, 2001 which was equivalent to €1.099 for each U.S. dollar.

     Euro

     On January 1, 1999, the euro (€) was adopted as the common legal currency of eleven member states of the European Economic and Monetary Union, including France. The Company prepared its consolidated financial statements in French francs for periods through December 31, 2000; however, it has adopted the euro as its reporting currency for the periods after January 2001. The unaudited consolidated financial statements as of and for the nine months ended September 30, 2000 were restated in euro using the fixed exchange rate of€1.00 = FF6.55957.

     Although these statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies originally reported in a currency other than the French franc and subsequently restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of our financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could be materially different from a comparison of our financial statements and those of another company as translated into euro.

     Recently issued accounting standards

     In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. In addition, it is likely that more intangible assets will be recognized under SFAS No. 141 than under its predecessor, Accounting Principles Board (“APB”) Opinion No.16, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS No.141 requries that upon adoption of SFAS No.142, companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS No.141.

     Under SFAS 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS 142, intangible assets with indefinite lives will not be amortized, but instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

     SFAS 142 is effective for fiscal years beginning after December 15, 2001 although goodwill relating to business combinations consummated after July 1, 2001 will not be amortized. On adoption, the Group may need to record a cumulative effect adjustment to reflect the impairment of previously recognized goodwill and intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. Had the Group adopted SFAS 142 at January 1, 2000 the Group would not have recorded goodwill amortization charges of €4.7 million for the year ended December 31, 2000 and €4.9 million for the nine months ended September 30, 2001. The Group has not determined the impact that these Statements will have on goodwill and intangible assets or whether a cumulative effect adjustment will be required upon adoption.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by a sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discounted operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with an early application encouraged. The provision of SFAS 144 are generally to be applied prospectively. CGG adopted SFAS 144 on January 1, 2002 and has not yet determined the impact that it will have on its results of operations, financial position of cash flows.

Note 2 — Acquisitions and divestitures

     For the nine-month period ended September 30, 2001

     On January 16, 2001, CGG acquired the two seismic vessels Amadeus and Symphony, operated by the Aker Geo subsidiary of Aker Maritime ASA, a Norwegian corporation (“Aker”), as well as 1,000 square kilometers of seismic data from Aker.

     Operating continuity both vis-à-vis existing Aker Geo clients and main suppliers constituted an integral part of the agreement. As consideration for this acquisition, CGG paid U.S.$25 million in cash and issued 1,591,407 ordinary shares of CGG at a value of approximately €69.27 per share, representing total consideration of approximately €110 million.

     The transaction did not create any material additional goodwill, compared to the total value of the transaction.

     For the year ended December 31, 2000

     In 2000, the CGG group made the following strategic acquisitions and divestitures:

     On September 29, 2000, the Group acquired Mark Products, a leading manufacturer of geophones, hydrophones, cables and connectors utilized for land, marine and transition zone geophysical applications worldwide, from Shaw Industries Inc. As consideration for the acquisition, CGG issued 352,237 ordinary shares of CGG, representing approximately 3.7% of the outstanding CGG ordinary shares and having a value of approximately €26.5 million at closing. The transaction generated goodwill of €14 million, which is being amortized over 10 years.

     On October 4, 2000, CGG sold its interpretation software subsidiaries, Flagship S.A. and Flagship LLC, to Paradigm Geophysical Ltd. (“Paradigm”). In connection with the transaction, CGG received U.S.$4 million in cash and 1,500,000 shares of Paradigm common stock, representing approximately 11% of Paradigm’s outstanding capital stock and having a value of approximately U.S.$10.5 million at closing. CGG’s equity stake in Paradigm currently represents approximately a 10.2% holding in the company. CGG’s stake in Paradigm has been accounted for using the equity method, generating goodwill of €6.3 million, which is being depreciated over five years due to the nature of the activity.

     On December 21, 2000, CGG purchased from Louis Dreyfus Armateurs (“LDA”) its remaining 40% interest in CGG Marine (the remaining 60% being already owned by CGG), acquired 50% of the capital stock of Kantwell, the entity that owns theCGG Mistral and agreed to the subsequent upgrade of the CGG Mistral from six to ten streamers. The upgrade of the CGG Mistral to ten steamers is expected to be complete during the second half of 2002. Upon delivery from the shipyard, CGG Marine will operate theCGG Mistral under a seven-year time charter granted by Kantwell. In connection with these transactions and as consideration for these acquisitions, CGG issued to LDA 413,969 ordinary shares of CGG, representing approximately 4.1% of CGG’s outstanding ordinary shares at closing and having a value of approximately €28.6 million. The transaction generated goodwill on the purchase of CGG Marine’s shares of €13.3 million, which is being amortized over 10 years. During the course of the year preceding CGG’s acquisition of LDA’s interest in CGG Marine, LDA contributed €6.2 million to CGG Marine.

Note 3 — Other current liabilities

     The analysis of other current liabilities is as follows:

	At September 30,	At December 31,
	2001	2000

	(in € millions)
Provisions for restructuring costs	1.9	3.4
Provisions for contract losses and litigation	3.0	6.0
Deferred income	10.1	6.3
Value added tax and other taxes payable	10.0	8.8
Unrealized exchange losses on forward contracts	0.2	0.8
Deferred tax expense (short term)	2.1	2.1
Other liabilities	19.2	15.4

Other current liabilities	46.5	42.8

     Provisions for restructuring costs relate primarily to the workforce reduction plans or similar restructuring measures being implemented at the Company and Sercel.

     Litigation provisions relate primarily to ongoing employee arbitration cases of the Group’s foreign branch offices.

Note 4 — Long-term debt

     Analysis of long-term debt by type is as follows:

	At September 30, 2001			At December 31, 2000

	Current	Long-term	Total	Current	Long-term	Total

	(in € millions)

Bank loans	8.0	228.7	236.7	8.5	205.0	213.5
Capital lease obligations	10.4	23.9	34.3	9.6	26.0	35.6

Sub-total	18.4	252.6	271.0	18.1	231.0	249.1
Accrued interest	8.0			2.7

Total	26.4			20.8

     At September 30, 2001, €73.2 million of long-term debt was secured by tangible assets and receivables.

     Analysis of long-term debt (including amounts due within one year) by currency is as follows:

	At September 30, 2001	At December 31, 2000

	(in € millions )
Euro	45.8	45.5
U.S. dollar	221.3	200.6
Other currencies	3.9	3.0

Total	271.0	249.1

     Analysis of long-term debt (including amounts due within one year) by interest rate is as follows:

	At September 30,	At December 31,
	2001	2000

	(in € millions)
Variable rates (effective rate as of — September 30, 2001: 5.96%; December 31, 2000: 7.10%)	47.3	33.4
Fixed rates (effective rate as of — September 30, 2001: 9.91%; December 31, 2000: 9.99%)	223.7	215.7

Total	271.0	249.1

     Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 12.96% at September 30, 2001 and 13.99% at December 31, 2000.

Note 5 — Common stock

     The Company’s share capital at September 30, 2001 consisted of 11,680,718 ordinary shares, each having a nominal value of€2, including 1,361,036 shares with double-voting rights.

     During the nine-month period ended September 30, 2001, the Company issued 1,594,329 fully-paid shares, increasing the nominal value of shares outstanding to €23.4 million at September 30, 2001. This increase included shares issued to employees in connection with 2,922 stock options exercised at prices of €47.7 and €61.0 from which the Company received net proceeds of €0.1 million. The remaining 1,591,407 shares correspond to the issuance of shares in connection with the Aker acquisition in January 2001, as described in Note 2.

Note 6 — Financial Instruments

Foreign currency exposure management

     As of January 1, 2001, the reporting currency for the Group’s consolidated financial statements is the euro. However, approximately 90% of the Group’s operating revenues are denominated in currencies other than the euro, primarily the U.S. dollar.

     As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro against the U.S. dollar. A strengthening of the euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to euros, while a weakening of the euro has a positive effect. The Group’s exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to the increase in sales made outside of Europe.

     In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At September 30, 2001 and at December 31, 2000, the Group’s long-term debt denominated in U.S. dollars amounted to U.S.$202.0 million and U.S.$186.6 million, respectively.

     In addition, to protect against the reduction in the value of future foreign currency cash flows, the Group follows a policy of selling

     U.S. dollars forward at average contract maturity dates which the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds or South African rand. This foreign currency risk management strategy enabled the Group to reduce, but not eliminate, the positive and negative effects of exchange movements with respect to these currencies.

     Details of forward exchange contracts are as follows:

	At September 30,	At December 31,
	2001	2000

Notional amount (in millions of U.S. dollars)	83.5	100.5
Weighted average maturity (in number of days)	70 days	62 days
Weighted average forward € / U.S.$ exchange rate	0.8759	0.9332
Unrealized exchange gains (losses) (in € million )	3.9	(0.3)

Interest rate risk management

     During 1999, the Group entered into one interest rate agreement to cover a loan financing the equipment of the fourth vessel, the CGG Alizé. In March 2000, the Group entered into a second cap agreement denominated in U.S. dollars, for a notional amount of U.S.$30 million. The terms of such arrangements as of September 30, 2001 were as follows:

	At September 30, 2001

Interest rate cap agreements
Notional amount (in million)	U.S.$30	€10.9
Interest rate cap	7.50%	4.00%
Maturity date	March 28, 2002	July 1, 2002
Underlying variable rate debt instruments:
Type of debt	Bank loan	Bank loan
Amount outstanding (in million)	U.S.$19 million	€3 million
Interest rate index	Three month LIBOR	Three month EURIBOR
Weighted average interest rate	5.43%	6.19%
Weighted average maturity	1 month renewable	0.1 months renewable

     The carrying amounts and fair values of these agreements were not significant at September 30, 2001 or at December 31, 2000.

Note 7 — Commitments and contingencies

Legal proceedings, claims and other contingencies

     The Group is a defendant in a number of legal proceedings arising in the ordinary course of business and has various unresolved claims pending. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources, will not have a material adverse effect on its consolidated results of operations or financial position.

     CGG is the defendant in a proceeding brought by Parexpro (Portugal) for alleged termination of certain employment agreements without cause, solicitation of certain reservoir evaluation employees, and misappropriation of confidential information and documentation and clients, in which Parexpro is seeking compensation for loss of profits resulting therefrom. Management does not believe that this claim will have any material impact on the Company’s results or financial position.

Other commitments

     Outstanding commitments at September 30, 2001 include the following:

(in € millions)

Guarantees issued in favor of clients	20.0
Guarantees issued in favor of banks	25.2
Other guarantees	32.0

     Other guarantees relate primarily to guarantees issued by the Company on behalf of its subsidiaries and affiliated companies in favor of customs or administrations.

     There were no significant commitments for capital expenditures at September 30, 2001.

Note 8 — Analysis by operating segment and geographic zone

     The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer.

     The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

• geophysical services, which consists of (i) land seismic acquisition, (ii) marine seismic acquisition, (iii) other geophysical acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

• geophysical products, which consists of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.

     Inter-company sales between such industry segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical products segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical equipment segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables which follow.

     Operating income represents operating revenues and other operating income less expenses of the industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables which follow. The Group does not disclose financial expenses or revenues by operating segment since these items are not routinely tracked by the operating management while financing and investing are mainly managed at the corporate level.

     Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of (a) financial assets, including cash and cash equivalents, and (b) the Group’s corporate headquarters in Massy.

     Net sales originating in France include export sales of approximately €159.7 million for the nine months ended September 30, 2001, compared to €101.1 million for the nine months ended September 30, 2000.

     For the nine months ended September 30, 2001, the Group’s two most significant customers accounted for 10.0% and 9.2%, respectively, of the Group’s consolidated revenues, compared to 8.5% and 7.6%, respectively, for the same period in 2000.

Analysis by industry segment

	Nine months ended September 30, 2001				Three months ended September 30, 2001

			Eliminations				Eliminations
	Geophysical		and	Consolidated	Geophysical		and	Consolidated
	Services	Products	Adjustments	Total	Services	Products	Adjustments	Total

	(in € millions)				(in € millions)

Revenues from unaffiliated Customers	368.8	188.0	—	556.8	123.1	55.6	—	178.7
Inter-segment revenues	1.6	25.2	(26.8)	—	0.3	9.2	(9.5)	—
Operating revenues	370.4	213.2	(26.8)	556.8	123.4	64.8	(9.5)	178.7

Operating income (loss)	(15.7)	45.9	(10.6)	19.6 (a)	(3.4)	15.6	(3.6)	8.6 (a)

Equity income (loss) of investees	6.7	0.1	—	6.8	2.5	(0.3)	—	2.2
Capital expenditures (b) (c)	97.1	5.7	(6.5)	96.3	41.9	1.5	(1.4)	42.0
Depreciation and amortization (b)	95.6	13.3	(4.1)	104.8	34.6	4.4	(1.3)	37.7
Corporate assets amortization				0.4				0.2
Identifiable assets	633.3	282.6	(46.0)	869.9
Unallocated and corporate assets				102.7

Total assets				972.6

(a)	Includes general corporate expenses of €6.0 million for the nine months ended September 30, 2001 and €2.2 million for the three months ended September 30, 2001.

(b)	Includes investments in and amortization of multi-client surveys amounting to €54.5 and €48.1 million, respectively, for the period. Corresponding numbers for the quarter are, respectively, €23.5 million and €19.0 million.

(c)	Includes equipment acquired under capital leases amounting to €5.9 million for the nine months ended September 30, 2001 and €4.1 million for the quarter ended September 30, 2001.

	Nine months ended September 30, 2000					Three months ended September 30, 2000

			Eliminations					Eliminations
	Geophysical		and	Consolidated		Geophysical		and	Consolidated
	Services	Products	Adjustments	Total		Services	Products	Adjustments	Total

	(in € millions)					(in € millions)

Revenues from unaffiliated customers	309.4	131.0	—	440.4		109.6	35.3	—	144.9
Inter-segment revenues	3.7	15.4	(19.1)	—		1.1	3.1	(4.2)	—
Operating revenues	313.1	146.4	(19.1)	440.4		110.7	38.4	(4.2)	144.9

Operating income (loss)	(18.7)	6.2	(6.3)	(18.8	)(a)	(4.9)	(2.2)	(0.6)	(7.7	)(a)

Equity income (loss) of investees	1.0	0.5	—	1.5		0.7	—	—	0.7
Capital expenditures (b) (c)	99.1	5.0	(3.6)	100.5		24.6	2.3	(0.3)	26.6
Depreciation and amortization (b) (c)	91.4	12.5	(3.6)	100.3		31.3	4.1	(1.2)	34.2
Corporate assets amortization				0.4					0.2
Investments in companies under equity method	—	0.4	—	0.4
Identifiable assets	472.6	278.4	(68.1)	682.9
Unallocated and corporate assets				77.3

Total assets				760.2

(a)	Includes general corporate expenses of €5.3 million for the nine months ended September 30, 2001 and €1.9 million for the three months ended September 30, 2001.

(b)	Includes investments in and amortization of multi-client surveys amounting to €75 and €48.1 million, respectively, for the period. Corresponding numbers for the quarter are, respectively, €21.5 million and €16.5 million.

(c)	Includes equipment acquired under capital leases amounting to €6.3 million for the nine months ended September 30, 2001 and €1.6 million for the three months ended September 30, 2001.

Analysis by geographic zone

Analysis of net revenues by location of customer

	Nine months ended
	September 30,

	2001	2000

	(in € millions)
France	10.1	9.6
Rest of Europe	123.7	41.3
Asia and Australia	150.5	140.5
Africa	94.5	88.7
Americas	178.0	160.3

Consolidated total	556.8	440.4

Analysis of net revenues by origin

	Nine months ended
	September 30,

	2001	2000

	(in € millions)
France	169.8	110.7
Rest of Europe	61.1	31.0
Asia and Australia	93.0	89.4
Africa	77.3	71.4
Americas	155.6	137.9

Consolidated total	556.8	440.4

     Due to the constant change in working locations, the Company does not track its assets based on country of origin or ownership.

Note 9 — Research and development

	Nine months ended		Three months ended
	September 30,		September 30,

	2001	2000	2001	2000

	(in € millions )		(in € millions)
Research and development expenditures	28.7	22.9	10.6	7.7
Government grants recognized in income	(2.4)	(2.7)	(0.8)	(0.8)

Net research and development expenses	26.3	20.2	9.8	6.9

     Research and development expenditures relate primarily to (a) for the geophysical services segment, projects involving land seismic and data processing services, and (b) for the products segment, projects involving seismic data recording equipment.

Note 10 — Other revenues and expenses

	Nine months ended		Three months ended
	September 30,		September 30,

	2001	2000	2001	2000

	(in € millions )		(in € millions )
Restructuring costs	0.7	(0.2)	0.2	(0.3)
Others	0.3	(0.6)	(0.6)	(0.2)

Non-recurring revenues (expenses) net	1.0	(0.8)	(0.4)	(0.5)
Gains (losses) on sales of assets	0.4	0.1	0.2

Other revenues (expenses) net	1.4	(0.7)	(0.2)	(0.5)

Note 11 — Related party transactions

     The Group provides geophysical services and equipment to oil and gas exploration and production subsidiaries of TotalFinaElf, S.A. (the “Total Group”) pursuant to contracts entered into on an arm’s-length basis. The Total Group holds controlling interest in Total Chimie, one of the principal shareholders of the Company during the periods presented. Operating sales to the Total Group amounted to €55.7 million for the nine months ended September 30, 2001 and €37.4 million for the nine months ended September 30, 2000.

     The Group provides geophysical equipment to Argas, a company accounted for by the Group under the equity method. Operating sales to Argas amounted to €17.3 million for the nine months ended September 30, 2001 and €20.7 million for the nine months ended September 30, 2000.

Note 12 — Subsequent events

     On December 24, 2001, the Group sold the three companies comprising its radio navigation and positioning business to Fugro N.V., a Dutch corporation, for €7 million in cash.]]

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors Affecting Results of Operations

     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, the Services segment is organized into three strategic business units, or SBUs:

• the Land SBU for land seismic acquisition activities;

• the Offshore SBU for marine seismic acquisition, multi-client library sales and related services; and

• the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.

     We have organized our Services segment in this way since 1999.

     Our Products segment includes primarily our equipment manufacturing subsidiaries comprising Sercel.

     After the low point reached in 1999, resulting from the fall in the price of hydrocarbons in the second half of 1998, the market for seismic services has gradually consolidated during the course of 2000, albeit still at a significantly lower level than the one prevailing at the outset of the downward cycle. Some improvement was particularly noticeable in the second half of 2000 and the first nine months of 2001 following the first batch of investment initiatives by the major exploration and production companies in the sector. Sales increased compared to 1999 principally due to high revenues from multi-client surveys and geophysical equipment during the last quarter of 2000. Sales during the first nine months of 2001 reflected further increases attributable to greater demand for land-based surveys and exclusive marine surveys.

     [[From January 1, 2000 to September 30, 2001]], our operational capability has been enhanced by way of several strategic acquisitions which have broadened the market presence of both our Products segment and our Offshore SBU. At the same time, our shareholders’ equity has increased by an aggregate €[[168]] million, and we issued U.S.$170 million of seven-year notes at the end of 2000.

     Revenues in the first nine months of 2001 increased [[27]]% compared with our revenues for the first nine months of 2000. This increase in overall revenues resulted primarily from strong revenues from our Products segment, which increased [[44]]% in the first nine months of 2001 compared to the same period in 2000. Revenues for the first nine months of 2001 for our Services segment also increased by [[19]]% compared to our revenues for the same period in 2000. Our backlog as of September 30, 2001 was €307 million (U.S.$ 279 million), compared to €342 million (U.S.$ 311 million) as of September 30, 2000, representing a 10% decrease which was primarily attributable to our Products segment.

     Our results of operations have also been affected since 1999 by the shift in the offshore market towards a higher proportion of non-exclusive surveys, which have larger initial financing requirements. Non-exclusive surveys accounted for approximately 65% of our marine seismic activities in 2000. During the first nine months of 2001, our marine seismic activities have been more evenly balanced between exclusive and non-exclusive surveys, with non-exclusive surveys accounting for approximately 49% of our marine seismic activities during the period. This balance is more consistent with our historical experience, and is also a result of the greater flexibility generated by the acquisition of two additional vessels from Aker. As a result, the higher proportion of exclusive contract work, which results in current income from our customers as opposed to deferred returns on our investment in non-exclusive surveys, has had the effect of reducing our balance sheet exposure.

Acquisitions and Dispositions

     On October 20, 2000, we entered into a memorandum of understanding with Aker Maritime ASA (“Aker”) setting forth the definitive terms of our agreement to acquire two marine seismic vessels and certain seismic data from an affiliate of Aker. In connection with this transaction we entered into a share purchase agreement with Aker on December 14, 2000. This acquisition was approved by our shareholders at the extraordinary general meeting of shareholders held on December 20, 2000, and it closed on January 16, 2001. As consideration for this acquisition, we paid U.S.$25 million in cash, which we funded using a portion of the proceeds of an offering of senior notes in November 2000, and we issued 1,591,407 shares of our common stock at a value of approximately €69.3 per share, representing approximately [[€110]] million, to Aker.

     Also on October 20, 2000, we entered into a memorandum of understanding with Louis Dreyfus Armateurs (“LDA”) setting forth the definitive terms of our agreement to purchase LDA’s 40% interest in CGG Marine, our acquisition of 50% of the capital stock of the entity that directly owns the “CGG Mistral” and the subsequent upgrade of the “CGG Mistral” from six to 10 streamers. In connection with these transactions and as consideration for these acquisitions, we agreed to issue to LDA 413,969 shares of our common stock representing approximately 4.1% of our stock at closing having a value of approximately €28.6 million (U.S.$24.2 million) at closing. These acquisitions were approved by our shareholders at the extraordinary general meeting of shareholders held on December 20, 2000, and closed on December 21, 2000.

     As a result of the foregoing transactions, we significantly upgraded our fleet capacity and will further upgrade our capacity with the planned upgrade of the “CGG Mistral” in 2002. In addition, as result of the Aker acquisition, we acquired certain seismic data. We plan to continue developing our marine acquisition services to strengthen our position in this part of the market and to continue strengthening our position in the marine seismic market for non-exclusive data by further developing our non-exclusive data library. We believe that a strong position in these areas is vital to enhance further our global competitive position as it will permit us to adapt to current market demand and will provide opportunities for significant future sales. Our results of operations will depend on our continuing ability to take advantage of this demand and position ourselves to take advantage of future opportunities.

     On October 4, 2000, we sold our interpretation software subsidiaries, Flagship S.A. and Flagship LLC, to Paradigm. In connection with the transaction, we received U.S.$4 million in cash and 1,500,000 shares of Paradigm common stock, representing approximately 11% of Paradigm’s outstanding capital stock and having a value of approximately U.S.$10.5 million at closing.

     On September 29, 2000, we acquired Mark Products, a leading manufacturer of geophones, hydrophones, cables and connectors used in land, marine and transition zone geophysical applications worldwide. As consideration for the acquisition, we issued 352,237 shares of our common stock, representing approximately 3.7% of our outstanding equity and having a value of approximately €26.5 million (U.S.$23.8 million) at closing.

     On December 31, 1999, we sold the three companies forming our airborne geophysics services division to Fugro N.V., a Dutch corporation, for 26.6 million Canadian dollars before price adjustment. Revenue for this division was €21 million in 1999 and €24 million in 1998.

     In December 1999, we acquired GeoScience Corporation, a seismic equipment manufacturer with its principal offices in Houston, Texas, for U.S.$67 million. We financed the acquisition with the proceeds of a share issuance of approximately U.S.$87 million, all of which was subscribed for by affiliates of The Beacon Group. This acquisition generated initial goodwill of U.S.$50 million that we are amortizing over a period of 20 years.

Corporate Restructuring Plan

     In response to weak market conditions, in October 1998 we began a corporate restructuring plan in which we reduced our total headcount by 900, primarily through the reduction of 419 full-time jobs at our offices and data processing center at Massy, France and lay-offs at overseas locations. We anticipated the cost savings related to our restructuring plan to be approximately €46 million (U.S.$43 million) annually starting in 2001. For the year ended December 31, 2000, we estimated that we realized cost savings related to this plan of approximately €38 million (U.S.$36 million). In 1998 and 1999, we recorded €35 million (U.S.$37 million) in charges to establish a reserve relating to costs of implementing the restructuring plan.

Recognition of revenue

     Within our Services segment, when we acquire or process seismic data on an exclusive contract basis, we recognize revenue using the percentage of completion method. We bill our customers for seismic survey data on a monthly basis based on work performed. When we acquire seismic data on a multi-client basis, we generally perform surveys after obtaining pre-sales commitments from our customers covering a minimum share of the estimated cost of the survey. Effective January 1, 1999, the estimated cost used to compute recognized revenue for multi-client surveys is based on a regional standard price derived from reference prices in the geographical area, rather than on reference prices for exclusive contract surveys. This change in accounting for estimated costs had an estimated impact on net income of €5 million (U.S.$5 million) in 1999. We recognize revenue on equipment sales upon delivery to the customer.

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended September 30,				Nine months ended September 30,

	2001		2000		2001		2000

	(in € million, except percentages)
Land SBU	47	26%	51	35%	153	27%	136		31%

Offshore SBU	50	28	34	24	139	25	96		22
Processing & Reservoir SBU	26	15	24	17	77	14	[[77	]]	[[18 ]]

Total Services	123	69%	110	76%	369	66%	309		70%

Products	56	31	35	24	188	34	131		30

Total	179	100%	145	100%	557	100%	440		100%

     Revenues by Region (by location of customers)

     The following table sets forth our consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended September 30,				Nine months ended September 30,

	2001		2000		2001		2000

	(in € million, except percentages)
Americas	58	32%	55	38%	178	32%	160	36%

Asia-Pacific/Middle East	48	27	38	26	151	27	140	32

Europe and CIS	50	28	23	16	134	24	51	12

Africa	23	13	29	20	94	17	89	20

Total	179	100%	145	100%	557	100%	440	100%

     Three months ended September 30, 2001 compared to three months ended September 30, 2000

     Operating Revenues

     Our consolidated operating revenues for the three months ended September 30, 2001 increased by 23% to €179 million (U.S.$ 163 million) compared with €145 million (U.S.$ 132 million) for the comparable period in 2000.

     Services

     Operating revenues for our Services segment (excluding internal sales) increased 12% to €123 million (U.S.$ 112 million) for the three months ended September 30, 2001 from €110 million (U.S.$ 100 million) for the comparable period in 2000. This increase was primarily due to increased Offshore acquisition revenues, compensating for a decrease in revenues for our Land SBU.

     Land SBU. Operating revenues for our Land SBU for the three months ended September 30, 2001 decreased by 8% to €47 million (U.S.$ 43 million) compared to €51 million (U.S.$ 46 million ) for the comparable period in 2000. The decrease reflects the continuing lack of a clear trend toward improvement of the land sector, which, except for the Middle East and, to a lesser extent, the Asia-Pacific region, has been very slow in traditionally strong regions such as Africa and Central and South America.

     Offshore SBU. Operating revenues for our Offshore SBU increased by 47% to €50 million (U.S.$ 45 million) in the three months ended September 30, 2001 compared to €34 million (U.S.$ 31 million) for the comparable period in 2000. The increase was due in part to higher sales of multi-client data sales for this third quarter from €21 million (U.S.$ 19 million) for the three months ended September 30, 2000 to €28 million (U.S.$ 25 million) for the comparable period in 2001.

     This quarter also reflects a higher proportion of exclusive contract work, from €9 million (U.S.$ 8 million) in 2000 to €17 million (U.S. $ 15 million) in 2001 for comparable quarters. Total sales of multi-client surveys were in excess of the related capital expenditures by €4 million (U.S.$ 3.7 million) for the three months ended September 30, 2001.

     Exclusive contracts accounted for 44% of our total offshore sales.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the three months ended September 30, 2001 increased 8% at €26 million (U.S.$ 24 million ), compared to €24 million (U.S.$ 22 million) for the comparable period in 2000.

     Products

     Operating revenues for our Products segment in the three months ended September 30, 2001 increased by 71% to €65 million (U.S.$ 59 million) compared to €38 million (U.S.$ 35 million) for the comparable period in 2000. The increase was due primarily to growth relating to sales of onshore acquisition systems, which increased with strong sales of our 408 UL system. Excluding intra-group sales, revenues increased by 59% to €56 million (U.S.$ 51 million) compared to €35 million (U.S.$ 32 million) for the comparable period in 2000.

Operating Expenses

     Cost of operations, including depreciation and amortization, increased 13% to €139 million (U.S.$ 126 million) in the three months ended September 30, 2001 from €123 million (U.S.$ 111 million) in the comparable period in 2000. As a percentage of operating revenues, cost of operations decreased to 78% of external revenues in the three months ended September 30, 2001 compared to 84% in the same period in 2000. Gross profit increased to €40 million (U.S.$ 36 million) for the three months ended September 30, 2001 compared to €22 million (U.S.$ 20 million) for the comparable period in 2000.

     Selling, general and administrative expenses remained stable to€22 million (U.S.$ 20 million) in the three months ended September 30, 2001 from €23 million (U.S.$ 21 million) in the comparable period in 2000. As a percentage of operating revenues, selling, general and administrative costs decreased to 12% in the three months ended September 30, 2001 compared to 16% in the comparable period in 2000. This decrease resulted from recognition of the full effect of our 1999 restructuring programs, notwithstanding an increase in volume due to integration of our acquisitions.

     Research and development expenditures, net of government grants, increased by 43% to €10 million (U.S.$ 9 million), compared to €7 million (U.S.$ 6 million) in the comparable prior period.

     Other income amounted to €0.2 million (U.S.$ 0.2 million) for the three months ended September 30, 2001.

Operating Income (Loss)

     We had an operating profit in the three months ended September 30, 2001 of€8.6 million (U.S.$ 7.8 million) compared to a loss of €7.7 million (U.S.$ 7 million) in the comparable period in 2000. For the three months ended September 30, 2001, our Services segment had an operating loss of €3.4 million (U.S.$ 3.1 million) compared to an operating loss of €5 million (U.S.$ 4 million) for the comparable period in 2000.

     Our Products segment had an operating profit of €15.6 million (U.S.$ 14.2 million) in the three months ended September 30, 2001 compared to a loss of €2 million (U.S.$ 2 million) for the comparable period in 2000.

Financial Income and Expenses, Net

     Interest expense increased by 50% in the three months ended September 30, 2001 to €6 million (U.S.$ 5 million) from €4 million (U.S.$ 4 million) during the comparable period in 2000 due to an increase in average debt outstanding during the three months ended September 31, 2001 to €245 million (U.S.$ 223 million) compared to €172 million (U.S.$ 156 million) during the comparable period in 2000. Indebtedness totaled €239 million (U.S.$ 217 million) at September 30, 2001 compared to €187 million (U.S.$ 170 million) at September 30, 2000.

     Negotiations of banking conditions during the course of 2000 and the issuance of U.S. $170 million of 10 5/8% senior notes in November 2000 have increased interest charges and also contributed to the higher cost of debt.

     Foreign exchange gains decreased to €1.1 million (U.S.$ 1 million) in the three months ended September 30, 2001 from €1.8 million (U.S.$ 1.6 million) for the comparable period in 2000.

Equity in Income (Losses) of Investees

     Results from investments consolidated under the equity method increased from €0.6 million (U.S.$ 0.5 million) in the three months ended September 30, 2000 to €2.2 million (U.S.$ 2 million) in the comparable period in 2001, due primarily to the financial performance of our Saudi Arabian joint-venture, Argas.

Income Taxes

     Income taxes increased to €3.6 million (U.S.$ 3.2 million) for the three months ended September 30, 2001 from €2.7 million (U.S.$ 2.4 million) for the three months ended September 30, 2000, principally attributable to the development of our activity, particularly in certain countries where our operations are subject to taxation based on revenues or by means of withholding. Since we earn the majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly when based on revenues, does not generate comparable tax credits in France, our principal place of business.

Net Income (Loss)

     Our net profit for the three months ended September 30, 2001 was €2.2 million (U.S.$ 2 million), compared to a net loss of €10.7 million (U.S.$ 10 million) for the comparable period in 2000, after taking into account minority interests of €1.4 million (U.S.$ 1.3 million) relating to CGG Marine for the third quarter of year 2000.

Nine months ended September 30, 2001 compared to nine months ended September 30, 2000

Operating Revenues

     Our consolidated operating revenues for the nine months ended September 30, 2001 increased by 27 % to €557 million (U.S.$ 506 million) compared with €440 million (U.S.$400 million) for the comparable period in 2000. The increase was due in part to sales of seismic equipment, particularly related to land seismic acquisition, and also to growth in the services revenues.

     Services

     Operating revenues for our Services segment (excluding internal sales) for the nine months ended September 30, 2001 increased by 19% to €369 million (U.S.$ 336 million) compared to €[[309]] million (U.S.$282 million) for the comparable period in 2000. This increase was primarily due to increased acquisition activity by our Offshore SBU resulting from the increase in acquisition capacity following the purchase of the two vessels from Aker in early 2001.

     Land SBU. Operating revenues for our Land SBU for the nine months ended September 30, 2001 increased by [[13]]% to €153 million (U.S.$ 139 million) compared to €136 million (U.S.$124 million) for the comparable period in 2000. The increase was due to the slow recovery of the worldwide market for seismic services primarily with respect to land-based seismic surveys in North America and the Middle East. As the recovery primarily occurred in North America and the Middle East, our strong position in the Middle East accounted for the improvement in revenues, even though the recovery did not extend to regions outside of North America and the Middle East.

     Offshore SBU. Operating revenues for our Offshore SBU increased by 45 % to €139 million (U.S.$ 126 million) in the nine months ended September 30, 2001 compared to €96 million (U.S.$87 million) for the comparable period in 2000. The increase was due primarily to increased marine seismic survey activity resulting from the increase in our acquisition capacity with the addition to the CGG fleet of the two vessels purchased from Aker, the “CGG Symphony” and the “CGG Amadeus”.

     The increase in operating revenues of our Offshore SBU was offset in part by adverse weather conditions off the coast of Morocco during the second quarter of 2001, which we estimate reduced revenues by approximately €9 million.

     Multi-client data sales increased by 8% for the period from€64 million (U.S.$ 58 million) for the nine months ended September 30, 2000 to €69 million (U.S.$ 63 million) for the comparable period in 2001. Total sales of multi-client surveys were in excess of the related capital expenditures of €14 million (U.S.$ 13 million) for the nine months ended September 30, 2001. Exclusive contracts accounted for [[45]]% of our total offshore sales.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the nine months ended September 30, 2001 remained stable at €77 million (U.S.$ 70 million), compared to €[[77]] million (U.S.$71 million) for the comparable period in 2000.

     During the period, our Processing & Reservoir SBU was subject to adverse pricing pressures resulting from the continuing high levels of processing capacity available to our customers.

     Products

     Operating revenues for our Products segment in the nine months ended September 30, 2001 increased by [[46]]% to €213 million (U.S.$ 194 million) compared to €[[146]] million (U.S.$132 million) for the comparable period in 2000. The increase was due primarily to growth relating to sales of onshore acquisition systems, including strong sales of our 408UL system. Excluding intra-group sales, revenues increased by 44% to €188 million (U.S.$ 171 million) compared to €131 million (U.S.$119 million) for the comparable period in 2000. Net revenues solely related to Sercel increased 57% from period to period, from €120 million (U.S. $ 109 million) to €188 million (U.S.$ 171 million), notwithstanding the sale of our software division at the end of 2000.

Operating Expenses

     Cost of operations, including depreciation and amortization, increased [[21]]% to €448 million (U.S.$ 407 million) in the first three quarters of 2001 from €372 million (U.S.$338 million) in the comparable period of 2000. As a percentage of operating revenues, cost of operations decreased to 81% in the first nine months of 2001 compared to 84% in the first nine months of 2000 due to more efficient operations, principally with respect to our Land SBU. Gross profit increased to €109 million (U.S.$ 99 million) for the nine months ended September 30, 2001 compared to €69 million (U.S.$ 62 million) for the comparable period in 2000.

     Selling, general and administrative expenses decreased by 3% to €64 million (U.S.$ 58 million) in the nine months ended September 30, 2001 compared to €66 million (U.S.$60 million) for the comparable period in 2000. As a percentage of operating revenues, selling, general and administrative costs decreased to [[12]]% in the nine months ended September 30, 2001 compared to 15% in the comparable period in 2000. This decrease resulted from recognition of the full effect of our 1999 restructuring programs, notwithstanding an increase in volume due to integration of the companies we acquired in 2000 and 2001, namely Mark Products and Aker RGIF.

     Research and development expenditures, net of government grants, increased by 30% to €26 million (U.S.$ 24 million), compared to €20 million (U.S.$18 million) in the comparable prior period.

     Other income amounted to €1.4 million (U.S.$ 1.3 million) for the nine months ended September 30, 2001. This amount included gains of €0.8 million (U.S.$ 0.7 million) related to adjustments following sales of businesses.

Operating Income (Loss)

     We had an operating [[income]] in the nine months ended September 30, 2001 of€20 million (U.S.$ 18 million), compared to a loss of 19 million (U.S.$17 million) in the comparable period in 2000. For the nine months ended September 30, 2001, our Services segment had an operating loss of €16 million (U.S.$ 15 million) compared to an operating loss of €19 million (U.S.$17 million) for the comparable period in 2000. Operating income for our Services segment was affected by adverse weather conditions off the coast of Morocco during the second quarter of 2001, which we estimate reduced the operating income by approximately €9 million. Our Products segment had an operating [[income]] of €46 million (U.S.$ 42 million) in the nine months ended September 30, 2001 compared to €6 million (U.S.$6 million) for the comparable period in 2000.

Financial Income and Expenses, Net

     [[Net]] interest expense increased by [[80]]% in the nine months ended September 30, 2001 to €18 million (U.S.$ 16 million) from €10 million (U.S.$9 million) during the comparable period in 2000. This was due to an increase in average debt outstanding during the nine months ended September 31, 2001 to €222 million (U.S.$ 202 million) compared to €146 million (U.S.$ 133 million) during the comparable period in 2000.

     Negotiations of banking conditions during the course of 2000 and the issuance of a U.S. $170 million of 10 5/8% senior notes in November 2000 have further increased interest charges and also contributed to the higher cost of debt.

     Foreign exchange losses increased to €1.3 million (U.S.$ 1.2 million) in the nine months ended September 30, 2001 from €0 million (U.S.$ 0 million) for the comparable period in 2000 due to the strengthening of the U.S. dollar against the euro in the second quarter of 2001 and our hedging policy. In connection with hedging our currency exposure risks, U.S. dollars are hedged by forward sales, which can have an unfavorable impact due to the variation of expected future interest rates for the euro and the U.S. dollar.

Equity in Income (Losses) of Investees

     Results from investments consolidated under the equity method increased from €1.5 million (U.S.$1.4 million) in the first nine months of 2000 to €6.8 million (U.S.$ 6.2 million) in the comparable period in 2001, due primarily to the improved financial performance of our Saudi Arabian joint-venture, Argas.

Income Taxes

     Income taxes increased [[by]] €2 million [[to]] €10 million (U.S.$ 9 million) for the nine months ended September 30, 2001 from €8 million (U.S.$7 million) for the nine months ended September 30, 2000, principally due to our higher levels of activity during the period, particularly in certain countries where our operations are subject to taxation based on revenues or by means of withholding. Since we earn the majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our principal place of business.

Net Income (Loss)

     Our net loss for the nine months ended September 30, 2001 was €3 million (U.S.$ 2.7 million), compared to a net loss of €33 million (U.S.$30 million) for the comparable period in 2000, after taking into account minority interests of €3 million (U.S.$ 2.7 million) relating to CGG Marine for the first nine months of 2000.

Liquidity and Capital Resources

     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions. We have historically financed our capital needs with cash flow from operations, issuances of equity and borrowings under our syndicated credit facility.

Operations

     For the nine months ended September 30, 2001, our net cash provided by operating activities was €102 million (U.S.$ 93 million), compared to €32 million (U.S. $ 29 million) for the same period of 2000. Changes in working capital in the nine months ended September 30, 2001 had a negative impact on cash from operating activities of €2 million (U.S.$ 2 million) compared to a negative impact of €39 million (U.S.$36 million) in the comparable period in 2000. We expect to incur significant expenses for working capital to support the recent increased activity in each of our businesses in the future.

Investing Activities

     During the nine months ended September 30, 2001, we incurred capital expenditures of €[[36]] million (U.S.$ [[33]] million), which related primarily to purchases of geophysical equipment and included equipment purchased under capital lease financings. We expect to significantly increase capital expenditures in future periods as we re-equip our Land crews and seismic ships with improved equipment.

     During the nine months ended September 30, 2001, we invested €55 million (U.S.$ 50 million) in our multi-client library, primarily in strategic deepwater areas offshore in the Gulf of Mexico and Brazil. At September 30, 2001, the net book value of our marine multi-client data library was €88 million (U.S.$ 80 million) compared to €88 million (U.S.$80 million) at September 30, 2000. Non-exclusive surveys accounted for approximately 49% of our marine seismic activities in the first nine months of 2001.

     We believe that net cash provided by operating activities and available borrowings under our syndicated credit facility will be sufficient to meet our liquidity needs for the foreseeable future.

Financing Activities

     On September 15, 1999, we entered into a new multi-currency U.S.$130 million syndicated credit facility with a group of banks led by Société Générale and Natexis Banques Populaires. The facility consolidated and replaced approximately 80% of our existing bank lines at that date and consists of a five-year U.S.$90 million tranche, which begins amortizing after the third year, and a U.S.$40 million tranche due in two years, if utilized at the time. The syndicated credit facility bears interest at a graduated rate beginning with a spread of 175 basis points over three-month LIBOR or Euribor until September 15, 2000 and averaging 150 basis points over these rates for the life of the loan thereafter. We agreed to limitations on our net debt compared to equity, to the maintenance of a net debt to EBITDA ratio, to a minimum net worth test and to the completion of a capital increase of not less than FF300 million by December 31, 1999 as part of the syndicated facility. In addition, we granted the lenders under the syndicated facility a lien on the accounts receivable of CGG, Flagship S.A. and Sercel S.A. in an amount up to the amount of any outstanding borrowings under these facilities. We also entered into a €15 million (U.S.$15 million) bridge loan facility with Société Générale and Natexis which we repaid in full with proceeds of our rights offering on December 10, 1999.

     On August 31, 2000, we signed an agreement with our bank syndicate, including Royal Bank of Canada as a new participant, to extend our main syndicated line of credit from U.S.$130 million to U.S.$180 million. The additional U.S.$50 million tranche C was entirely subscribed by Royal Bank of Canada, and expired in November 2000 upon repayment in full of Tranche C with a portion of the net proceeds from our offering of senior notes in November 2000. We have accepted certain additions to the collateral to this line of credit and have consequently pledged in favor of the banks the shares of Sercel Holding S.A. This pledge expired automatically on September 30, 2001.

     On November 22, 2000, we issued U. S. $170 million aggregate principal amount of 10 5/8% Senior Notes due 2007 in the international capital markets. We used the approximately $164.9 million of net proceeds to repay a portion of outstanding indebtedness under our existing syndicated credit facility and to fund the U.S.$25 million cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker.

     Net debt at September 30, 2001 amounted to €239 million (U.S.$ 217 million), an increase of 28% from €187 million (U.S.$170 million) in September 30, 2000. The ratio of net debt to equity decreased to 55% at the end of September 2001 compared to 67% at the end of September 2000.

     In November 1999, we offered rights to purchase 2,409,174 new shares in the form of shares or American Depositary Receipts in a rights offering pursuant to statutory preferential rights under French law. The share capital increase, which closed in December 1999, amounted to €89 million, including paid in capital, and represented 26% of our issued share capital and 23% of our voting rights at December 31, 1999. Net proceeds from the rights offering totaled €86 million after deduction of expenses of €3 million. Proceeds of the offering were partially utilized to repay debt denominated in French francs in priority to other currencies, resulting in an increase in the proportion of debt denominated in U.S. dollars in our total debt. A bridge loan of €15 million was immediately repaid on completion of the rights offering.

     In December 1999, we issued 1,777,071 new shares at an approximate price of €48 per share in order to finance our acquisition of GeoScience. These shares generated gross proceeds of approximately €86 million (U.S.$87 million at the exchange rate on December 10, 1999), including paid in capital, and represented 19% of our share capital. The share issuance was entirely subscribed for by The Beacon Group [[Energy Investment Fund II, LP.]]. The net proceeds of this issuance were €78 million, utilized to purchase GeoScience and to repay U.S.$20 million of debt of GeoScience and its subsidiaries. Following the share issuance, The Beacon Group [[Energy Investment Fund II, LP. has]] two representatives on our Board of Directors.

     Net cash provided by financing activities during the first nine months of year 2001 was €3.4 million, principally related to increased draw-downs under our U.S.$ 90 million syndicated credit facility, in order to meet increasing cash needs, including the U.S. $ 25 million paid to Aker as part of the purchase price of the two vessels acquired in January 2001.

     Net cash provided by financing activities in 2000 was €84 million, primarily related to our offering of senior notes described above, which replaced part of our bank debt and increased cash available to the Company.

     On September 28, 2000, our shareholders approved the issuance of 352,237 new shares to Shaw Industries at a price of €75 per share as consideration for the purchase of the Mark Products division. The shares were issued on September 29, 2000. As a result of this issuance, our shareholders’ equity increased by approximately €26 million.

     On December 20, 2000, our shareholders approved, at an extraordinary shareholders meeting, the issuance of 413,969 new shares to LDA at a price of €69.3 per share as consideration for the purchase of LDA’s 40% interest in our subsidiary CGG Marine, our acquisition of 50% of the capital stock of the entity that directly owns the “CGG Mistral” and the subsequent upgrade of the “CGG Mistral” from six to ten streamers. The shares were issued on December 21, 2000. As a result of the issuance, our shareholders’ equity increased by approximately €29 million.

     On December 20, 2000, our shareholders approved, at the same extraordinary general meeting of shareholders, the issuance of 1,591,407 new shares to Aker at a price of €69.3 per share as part of the consideration for our acquisition of two marine vessels and certain seismic data from an affiliate of Aker. The shares were issued upon the closing of the transaction, which occurred on January 16, 2001. As result of the issuance, our shareholders’ equity increased by approximately €110 million, representing approximately U.S.$93 million.

Trend Information

Euro

     We operate in an essentially U.S. dollar-denominated environment in which the introduction of the Euro has had limited consequences. On January 1, 1999, 11 member states of the European Union (the “participating countries”), including France, where we have our headquarters, adopted the Euro as their local currency. On or before July 1, 2002, the participating countries will withdraw all legacy currency and use exclusively the Euro. We are developing guidelines for the conversion to a Euro operating environment.

     As part of our ongoing systems updates, we are currently making the necessary modifications to our existing information, financial and management control systems and software to permit us to bill, invoice and report in Euro. However, there can be no assurance that new systems will be introduced or existing systems modified in a timely and/or effective manner such that we will be able to properly handle the changeover to the Euro without causing any disruption to our business processes and operations. We do not expect the total cost of addressing the Euro issue to be material to our financial condition, results of operations or liquidity.

Currency Fluctuations

     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in Euro at the Noon Buying Rate on the last day of the relevant period. The Noon Buying Rate was U.S.$1.00 to €1.099 on September 28, 2001, U.S.$1.00 to €1.065 on December 29, 2000, U.S.$1.00 to €0.8837 on September 29, 2000, U.S.$1.00 to €0.998 on December 30, 1999 and U.S.$1.00 to €0.852 on December 31, 1998. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in Euro. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the nine months ended September 30, 2001 and the years ended December 31, 2000, 1999 and 1998 over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than Euros. These included U.S. dollars and, to a significantly lesser extent, other Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in Euros related to contracts that were effectively priced in U.S. dollars as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services. A variation of the exchange rate of the Euros against such other currencies, particularly the U.S. dollar, has had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the Euros improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to Euros are stated at an increased value.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in Euros.

     We do not enter into forward foreign currency exchange contracts for trading purposes.

Inflation

     Inflation has not had a material effect on our results of operations during the periods presented. We operate in, and receive payments in the currencies of, certain countries with historically high levels of inflation, such as Mexico, Brazil, Indonesia and Venezuela. We attempt to limit such risk by, for example, indexing payments in the currency against the exchange rate at a certain date to account for inflation during the contract term.

Income Taxes

     We conduct the majority of our field activities outside of France and pay taxes on income earned or deemed profits in each foreign country pursuant to local tax rules and regulations. We do not receive any credit in respect of French taxes for income taxes paid by foreign branches and subsidiaries. Net tax expenses in recent periods were attributable to activities, principally in land acquisition, carried on outside of France. We have significant tax loss carryforwards that are available to offset future taxation on income earned in France and other OECD countries. We recognize tax assets, where a minimum history of profit for the past three years exists and budget estimates also indicate a profit for the following year.

Seasonality

     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during such period. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets are denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

      The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less [[, and their fair value as of September 30, 2001. The fair market value of fixed rate long term debt is estimated from the actual LIBOR or EURIBOR curves adjusted for CGG’s risk premium, which is based on its rating by Moody’s.]]

(in € million)	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value

[[Cap contracts

Interest rate cap Euro		10.9					10.9	—

Capped rate		4.0%

Interest rate cap U.S. dollar		32.9					32.9	—

Capped rate		7.50%

Debt

U.S. dollar	1.2	1.8	0.3	0.3	0.3	188.9	192.8	(28.4)

Average fixed rate	7.7%	6.9%	8.0%	8.0%	8.0%	10.6%	10.5

U.S. dollar	1.6	2.9	2.0	0.6	0.6		7.7	—

Average variable rate	4.6%	5.0%	5.3%	5.0%	5.0%		5.0%

French franc	0.2	1.6	1.7	25.6	1.2	6.1	36.4	—

Average fixed rate	5.6%	5.2%	5.2%	6.1%	4.8%	4.8	5.8%

French franc	3.4	9.5	8.4	4.8	2.9	1.2	30.2	1.1

Average variable rate	5.7%	6.2%	6.0%	6.5%	6.3%	6.3%	6.1%

Other currencies	0.5	0.2					0.7	—

Average fixed rate	6.9%	7.8%					7.2%

Other currencies	3.2						3.2

Average variable rate	15.3%						15.3%

Foreign Exchange — Firm commitments Forward sales (in U.S.$)	50.4	33.1						3.9	(1)]]

U.S. dollars average rate	0.8874	0.8588

(1)	Fair value represents the discounted, unrealized gain or loss.

PART II

Item 1: LEGAL PROCEEDINGS

      We are not, nor are any of our subsidiaries, involved in any litigation, arbitration or administrative proceedings relating to amounts which, individually or in the aggregate, are material and, to the best of our knowledge, there are no such litigation, arbitration or administrative proceedings pending or threatened.

Item 2: CHANGES IN SECURITIES AND USE OF PROCEEDS

Not applicable.

Item 3: DEFAULTS UPON SENIOR SECURITIES

Not applicable.

Item 4 : SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Our annual general meeting of shareholders was held on May 16, 2001. The principal proposals voted on at the meeting consisted of the following matters:

•	the election of three directors

•	the renewal of the appointment of our statutory auditors

•	approval of our annual financial statements for the year ended December 31, 2000

•	approval of the directors’ compensation

•	delegation of authority to our Board of Directors to cause the purchase of our shares

•	delegation of authority to the Board of Directors to cause the issue of bonds or other indebtedness

•	delegation of authority to the Board of Directors to cause an increase in our share capital through the issue of shares with or without preferential subscription rights in favor of holders of our existing shares

•	to authorize the use of the foregoing authorization during a take-over bid

•	delegation of authority to the Board of Directors to cause an increase in our share capital for the purpose of issuing shares to members of a Company Savings Plan

•	delegation of authority to the Board of Directors to grant stock options

•	approval of certain amendments to our bylaws or status

The following directors were elected at the meeting:

Directors	Terms of office	Votes For	Votes Against	Abstain

Daniel VALOT	2006	7292881	0	0

Christian MARBACH	2007	7292719	0	162

Directors	Terms of office	Votes For	Votes Against	Abstain

Jean DUNAND	2007	7292861	0	20

The following directors were elected at our previous annual shareholders meeting:

Name	Term Expires

Robert BRUNCK	2002

ISIS, represented by Charles PRÉVOT	2002

Robert CASTAIGNE	2004

Pierre JACQUARD	2002

Yves LESAGE	2003

John MAC WILLIAMS	2005

Robert SEMMENS	2005

The votes cast with respect to approval of the renewal of our auditors’ appointment were as follows:

Auditors	Votes For	Votes Against	Abstain

BARBIER FRINAULT & AUTRES (ARTHUR ANDERSEN)	7292881	0	0

ERNST & YOUNG AUDIT	7292881	0	0

Michel LEGER (substitute for ARTHUR ANDERSEN)	7292881	0	0

Dominique THOUVENIN (substitute for ERNST & YOUNG AUDIT)	7292881	0	0

The votes cast with respect to the other matters submitted for approval at the meeting were as follows:

	Votes For	Votes Against	Abstain

2001 financial statements	7292860	21	0

Directors’ fees	7292860	21

Purchase of company shares	7292881	0	0

Issuance of bonds	7292481	400	0

Authorization to increase the capital with preferential rights for existing shareholders	7292881	0	0

Authorization to increase the capital without preferential rights for existing shareholders	7145026	147 855	0

Right to use the two above authorization during take-over bids	7291738	1 143	0

	Votes For	Votes Against	Abstain

Authorization to increase the capital for employees	7292881	0	0

Stock option plan	7292881	0	0

Amendment of bylaws	7292881	0	0

Item 5 : OTHER INFORMATION

On July 26, 2001, Technip-Coflexip, a French company, launched an offer to acquire ISIS, a holder of 12.3% of our outstanding common shares. As a result of the offer, Technip acquired 99.05% of the share capital of ISIS. In connection with this transaction, Technip, ISIS and Institut Français du Pétrole (“IFP”) entered into a memorandum of understanding, dated July 2, 2001 (as amended), pursuant to which ISIS agreed to hold our common shares for one year from announcement of the results of the offer and, during the subsequent three-year period, ISIS would either have the right to cause IFP to purchase the CGG common shares currently owned by ISIS or be obligated to sell those common shares to IFP, in either case, in exchange for Technip common shares subject to market prices.

Item 6: EXHIBITS AND REPORTS ON FORM 6-K

Exhibits

      The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit

3.1	English translation of the by-laws (status) of the Registrant.(1)

4.1	Form of American Depositary Receipt.(2)

4.2	Form of Deposit Agreement between the Registrant and The Bank of New York, as depositary.(2)

4.3	Indenture dated as of November 22, 2000 between the Registrant and The Chase Manhattan Bank as Trustee, which includes the form of the 10-5/8% Senior Notes due 2007 as an exhibit thereto.(3)

Notes:

(1)	Incorporated by reference to CGG’s Report on Form 6-K/A, dated September 14, 2001.

(2)	Incorporated by reference to CGG’s Registration Statement on Form F-1 (SEC File No. 333-06800), dated April 16, 1997, as amended.

(3)	Incorporated by reference to CGG’s Registration Statement on Form F-4 (SEC File No. 333-13060), dated January 11, 2001, as amended.

Reports on Form 6-K

On May 16, 2001, we filed a Report on Form 6-K announcing our consolidated net revenues for the first quarter of 2001.

On June 21, 2001, we filed a Report on Form 6-K including a press release announcing our estimated results of the first half of 2001.

On September 13, 2001, we filed a report on Form 6-K announcing our results for the first half of 2001.

On September 14, 2001, we filed a report on Form 6-K/A amending our report on Form 6-K filed on September 13, 2001.

[[On November 14, 2001, we filed a report on Form 6-K announcing our results for the first three quarters of 2001.]]

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized for filing on Form 6-K/A and that it has duly caused and authorized the undersigned to sign this report on its behalf.

/s/ Michel Ponthus Compagnie Générale de Géophysique (Registrant)
/s/ Michel Ponthus Michel Ponthus Senior Executive Vice President Finance & Human Resources and Chief Financial Officer

Date: February 6, 2002